Faegre Drinker Biddle & Reath LLP

191 N. Wacker Drive, Suite 3700

Chicago, IL 60606-1698

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.faegredrinker.com

August 28, 2020

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeff Long

Re:	Partners Group Private Equity (Master Fund), LLC (the “Fund” or the "Registrant"); (File Nos.: 811-22241; 333-228860)

This letter responds to the staff’s comments provided via telephone on October 23, 2019 relating to the Fund's March 31, 2019 annual report on Form N-CSR. For your convenience, we have repeated each comment below in bold, and our responses follow your comments.

1.	In the Consolidated Schedule of Investments, the table disclosing outstanding forward foreign currency contracts as of March 31, 2019 contains currency symbols. Please include a footnote explaining the currencies represented by the currency symbols.

The Registrant confirms that it will add the requested disclosure to future financial reports commencing with the period ending June 30, 2020.

2.	In the second line item in the Consolidated Schedule of Investments on p. 14 of the Consolidated Financial Statements, regarding Casmar (Australia) PTY Ltd., the reference rate is disclosed as “Cash 9.25% + BBSY (1.00%) Floor˄˄.” Footnote ˄˄ to the Consolidated Schedule of Investments states that “[t]he interest rate on these loans is subject to the greater of a LIBOR floor or 3 month LIBOR plus a base rate. The 3 month LIBOR as of March 31, 2019 was 2.60%.” However, the reference rate refers to BBSY and not LIBOR. Please confirm whether the footnote contains the correct reference. Please also consider including a footnote that explains what the acronym BBSY stands for. This comment applies to all securities in the Schedule of Investments with the BBSY reference rate carrying the footnote regarding LIBOR.

The Registrant confirms that an incorrect footnote was attached to above referenced investment and will correct its disclosure going forward. The Registrant respectfully directs the staff to the disclosure under the heading “Legend:” following the footnotes to the Consolidated Schedule of Investments on p. 13 of the Consolidated Financial Statements where the following disclosure is included: “BBSY - Bank Bill Swap Bid Rate.” The Registrant will consider including this information in a footnote going forward.

3.	The Consolidated Statement of Assets and Liabilities on p. 15 of the Consolidated Schedule of Investments notes that the Incentive Fee payable is approximately $20 million, which is approximately 50% of the accrual. Please explain how often the Incentive Fee payable is settled.

The “Incentive Fee Payable” line in the Consolidated Statement of Assets and Liabilities as of year-end represents a 3-month accrual (January 2019 – March 2019). The total “Incentive Fee” expense accrual reflected in the Consolidated Statement of Operations represents the incentive fees expense for the entire year. The Registrant’s intention and process is to settle the “Incentive Fee Payable” on a quarterly basis. At the time the financial statements were prepared, the Q1 invoice (January 2019 – March 2019) had been processed, but the payable was not received prior to fiscal year-end.

4.	Note 2.h. to the Consolidated Financial Statements regarding costs of purchases of secondary investments describes imputed expenses and recognition of expenses. Please supplementally explain how cost is determined for secondary investments. In responding, please include a description of these investments and cite applicable U.S. GAAP.

The imputation of interest on secondary investments is due to the accretion of interest on the liability. For the avoidance of doubt, secondary investments (secondaries) are interests in existing private equity funds that are acquired in privately negotiated transactions, typically after the end of the private equity fund’s fundraising period. In accordance with ASC 835-30 Imputation of Interest, the liability is both fixed and determinable.

The Registrant notes that the total impact to the Fund of the accounting treatment described in Note 2.h. to the Consolidated Financial Statements was not material. The total impact of the accretion of interest on the Fund was $175,000. This amount was expensed over time from July 2012 to December 2017. The amount of expenses during the fiscal year-ended March 31, 2018 was approximately $14,000 (0.00045% of net assets of $3.2 billion). There was no expense or impact for fiscal year-ended March 31, 2019.

5.	The Fund has taxable subsidiaries but does not include disclosure relating to the taxation of these subsidiaries, such as rate references and state tax information, for the period ended March 31, 2019 as required by Accounting Standards Codification 740. Please explain why this information was not included, for example, the information may not have been material.

Please note that the taxable subsidiary information required by Accounting Standards Codification 740 was omitted because such information was immaterial.

*****

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 519-1107 or, in my absence, to Joshua Lindauer at (212) 248-3298.

Sincerely,
/s/ David Williams
David Williams

4